

August 8, 2013

Via E-mail
Richard Rice
Senior Vice President, General Counsel
and Corporate Secretary
PetroLogistics LP
600 Travis Street, Suite 3250
Houston, Texas 77002

> **Re:** **PetroLogistics LP**
> **Registration Statement on Form S-3**
> **Filed July 24, 2013**
> **File No. 333-190106**

Dear Mr. Rice:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that the debt securities may be co-issued by PetroLogistics Finance Corp. and may be guaranteed by PL Propylene LLC. Please provide the financial statements required by Rule 3-10(a)(1) of Regulation S-X or tell us which paragraph(s) of Rule 3-10 you are relying upon and how you concluded that the paragraph(s) was applicable. Please also provide the narrative disclosures required by the applicable paragraph(s) of Rule 3-10 as appropriate. Please note that these disclosures must be provided in an audited footnote.

Description of Debt Securities, page 34

Guarantees, page 37

2. The disclosure in this section suggests that the debt securities may be guaranteed by more than one guarantor. Please reconcile this disclosure with the disclosure on the cover page of your prospectus suggesting that the debt securities may be guaranteed only by PL

Propylene LLC. Please revise your prospectus as necessary and also address your compliance with Rule 3-10 with respect to any additional guarantors.

Selling Unitholders, page 60

3. Please disclose how and when each selling unitholder acquired the common units they may offer and sell pursuant to the registration statement.

4. Please identify whether any of the selling unitholders are broker-dealers or affiliates of a broker-dealer. If a selling unitholder is a broker-dealer, please revise the prospectus to state that the unitholder is an underwriter. If a selling unitholder is an affiliate of a broker-dealer, provide the following representations in the prospectus: (1) the unitholder purchased in the ordinary course of business, and (2) at the time of the purchase of the securities to be resold, the unitholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities. If the unitholder cannot provide these representations, state that the unitholder is an underwriter.

Exhibit 5.1 Opinion of Vinson & Elkins L.L.P.

5. Please have counsel revise the legality opinion to opine on the Other Classes of Units representing Limited Partner Interests. Please refer to Section II.B.1.b. of Staff Legal Bulletin No. 19 (Oct. 2011).

6. We note that Section 13.04 of the form of indenture provides that the indenture is to be governed by the laws of the state of New York. As counsel's opinion must properly address the enforceability of debt securities issued pursuant to the indenture, please file a revised opinion that covers New York law. Please refer to Section II.B.1.e. of Staff Legal Bulletin No. 19 (Oct. 2011).

7. Please have counsel revise the legal opinion to address whether the purchasers of the Common Units and Other Classes of Units will have any obligation to make payments to you or your creditors (other than the purchase price for the Units) or contributions to you or your creditors solely by reason of the purchasers' ownership of the Units. Please refer to Section II.B.1.b. of Staff Legal Bulletin No. 19 (Oct. 2011).

8. Please advise counsel that it is inappropriate to assume that the company is duly organized, validly existing and in good standing under Delaware law since this assumes material facts that are readily ascertainable. Please tell us why counsel is unable to verify whether the company is duly organized, validly existing and in good standing. Alternatively, please revise the opinion to remove the assumption.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Asia Timmons-Pierce, Staff Attorney, at 202-551-3754 or Erin Jaskot, Staff Attorney, at 202-551-3442 with any other questions.

Sincerely,

/s/ Erin K. Jaskot, *for*

Pamela Long
Assistant Director

cc: John Johnston, Via E-Mail
        Chris Mathiesen, Via E-Mail
        Jim Fox, Via E-Mail
        Vinson & Elkins L.L.P.